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         O:\USERS\JJD\SEC Documents\2004\Schedule TO Amend No 3 Draft.doc
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            BNL FINANCIAL CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    05561V101
                      (CUSIP Number of Class of Securities)

                                  Pam Randolph
                            BNL Financial Corporation
                                7530 Highway 107
                            Sherwood, Arkansas 72120
                        (501) 834-5121 or (800)-526-4413
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of Filing Person.)

                            Calculation of Filing Fee
-----------------------------                 ---------------------------------
   Transaction valuation                           Amount of filing fee*
   ---------------------                           ---------------------
        $1,000,000                                        $200.00
-----------------------------                 ---------------------------------

* The amount of the filing fee is calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended. This fee was previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:    $200.00            Form or Registration No.: 5-79893
Filing Party: BNL Financial Corporation       Date Filed:         June 10, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
         [ ] third-party tender offer subject to Rule 14d-1
         [X] issuer tender offer subject to Rule 13e-3
         [ ] going-private transaction subject to Rule 13e-3
         [ ] amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer. [X]

         This AMENDMENT No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by BNL Corporation ("BNL" or "Company"), an Iowa corporation, to purchase up to 1,666,666 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, of its common stock, no par value at a price of $.60 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal which together constitute the "Offer." A copy of each was attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.


Item 11:   Additional Information.

         BNL Financial Corporation reports the final results of its tender offer that expired Friday, July 30, 2004 at 12:00 Midnight, Central Daylight Time. On June 15, 2004 BNL commenced its tender offer to purchase up to 1,666,666 shares of the Company's Common Stock at a price of $.60 per share. Based on the final count by BNL, 818,602 shares of the Company's Common Stock were properly tendered and not withdrawn. Under the terms of the offer, BNL accepted for purchase and purchased at $.60 per share all shares tendered. Payments for the shares were promptly sent to the shareholders.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            BNL Financial Corporation

                                                 /s/ Wayne E Ahart
                                             BY:________________________________
                                                 Wayne E. Ahart
                                                 Chairman, Board of Directors

                                                  9/22/04
                                            Date:_______________________________